SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from January 1, 2001 to December 31, 2001

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY 401(k) PLAN

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibits

Item 4: Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company 401(k) Plan statements of net assets available for benefits as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001 together with reports of Independent Auditors.

The report of Arthur Andersen LLP covering the 2000 financial statements is a copy of a report previously issued by Andersen on June 25, 2001. We have not been able to obtain a re-issued report from Andersen. Andersen has not consented in this Annual Report on Form 11-K to the incorporation by reference of its report into the registration statement (No. 333-86114). Because Andersen has not consented in this filing to the incorporation by reference of its report into the aforementioned registration statement, it may be more difficult for you to seek remedies against Andersen and your ability to seek relief against Andersen may be impaired.

Exhibits: Consent of Independent Auditors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company 401(k) Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
401(k) PLAN

By: [signature]
R. A. Dowdy
Member
Retirement Committee

June 28, 2002
Date

KPMG

3100 Two Union Square
601 Union Street
Seattle, WA 98101-2327

Independent Auditors' Consent

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 27, 2002, with respect to the statement of net assets available for benefits of the Weyerhaeuser Company 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the related fund information, which report appears in the December 31, 2001 annual report on Form 11-K of the Weyerhaeuser Company 401(k) Plan.

KPMG LLP

Seattle, Washington
June 27, 2002

WEYERHAEUSER COMPANY

401(k) PLAN

Financial Statements
As of December 31, 2001 and 2000
Together with Independent Auditors' Reports

KPMG

3100 Two Union Square
601 Union Street
Seattle, WA 98101-2327

WEYERHAEUSER COMPANY 401(k) PLAN

Independent Auditors' Report

To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statement of net assets available for benefits of the Weyerhaeuser Company 401(k) Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington,
June 27, 2002

ARTHUR ANDERSEN

WEYERHAEUSER COMPANY 401(k) PLAN

Report of Independent Public Accountants

To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company 401(k) Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Seattle, Washington,
June 25, 2001

Note: This report is a copy of a previously issued Andersen report and this report has not been reissued by Andersen.

WEYERHAEUSER COMPANY 401(k) PLAN

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

Dollar amounts in thousands

ASSETS	2001	2000
Plan Interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		
Participant Directed Investments at Fair Value:		
Shares of Registered Investment Company Funds		
Vanguard 500 Index Fund	$ 1,431	$ 1,402
Vanguard Extended Market Index Fund	363	335
Vanguard Total International Stock Index Fund	46	32
Vanguard Wellesley Income Fund	524	409
Non-participant Directed Investment in Weyerhaeuser Company Common Stock fund at Fair Value	2,307	1,780
Participant Directed Investments at Contract Value:		
Weyerhaeuser Stable Value Fund	1,073	796
Total Investments	5,744	4,754
Receivables:		
Participant Contributions	24	24
Employer Contributions	13	13
Total Receivables	37	37
Net Assets Available for Benefits	$ 5,781	$ 4,791

The accompanying notes are an integral part of these financial statements.

WEYERHAEUSER COMPANY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001 with Fund Information

Dollar amounts in thousands

	Weyerhaeuser Company Common Stock Fund (Non-participant Directed)	All Other Investments (Participant Directed)	Total
ADDITIONS			
Net Investment Income (Loss) from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	$ 191	$ (122)	$ 69
Contributions:			
Employer	500	-	500
Participant	156	739	895
	656	739	1,395
Total Additions	847	617	1,464
DEDUCTIONS			
Benefits Paid to Participants	250	392	642
Net Increase Prior to Interfund Transfers and Plan Transfers	597	225	822
Interfund Transfers, net	(63)	63	-
Plan Transfers, net	(6)	174	168
Net Increase	528	462	990
Net Assets Available for Benefits:			
Beginning of Year	1,797	2,994	4,791
End of Year	$ 2,325	$ 3,456	$ 5,781

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements
December 31, 2001

A. Description of the Plan

The following description of the Weyerhaeuser Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General The Plan is a defined contribution plan and was established January 1, 1996. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any hourly employee of the Recycling Division or the Building Materials Distribution Division of Weyerhaeuser Company (the Company) who is eligible for salaried benefits is eligible to participate in the Plan on a voluntary basis.

Vanguard Fiduciary Trust Company (VFTC) acts as the trustee, recordkeeper and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest transactions.

Contributions The Plan includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (the IRC) that allows participants to designate at least 1 percent, but not more than 18 percent, of their base salary to be contributed to the Plan by the Company. Participant contributions may be suspended under certain circumstances, at the participant's request or upon a hardship withdrawal. Participant contributions are subject to certain limitations imposed by the IRC and Internal Revenue Service (IRS). Effective January 1, 2002, participants may elect any whole percent of their base salary to be contributed to the Plan, subject to certain limitations imposed by the IRC and IRS.

The Plan provides for a matching contribution to be made by the Company. The first 7 percent of base salary designated by each participant as the participant's contribution is matched by the Company at a rate of 70 percent. All employer contributions shall be invested in the Company stock fund. Participants may transfer employer matching contributions upon reaching age 45 and full vesting of their accounts.

The participant and employer matching contributions are paid biweekly to the trustee.

Participant Accounts Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions and employer matching contributions. Allocations of income are based on units assigned to participants.

Vesting The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ (4) termination of service due to a plant closure or (5) upon termination of the Plan. The Plan also provides 100 percent vesting for all involuntary terminations except for violations of certain company employee conduct standards as set forth in the Plan.

The interest of a participant in the employer contributions and earnings thereon becomes 10 percent vested after two years of vesting service and vests an additional 10 percent after the third year. Thereafter, vesting continues at an additional 20 percent per year until the participant is 100 percent vested after seven years of vesting service. If a participant is not fully vested in his/her employer contributions upon separation from service and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. In 2001, $41,781 of forfeitures were used to reduce employer matching contributions. At December 31, 2001 and 2000, there were $10,213 and $27,321 of unallocated forfeitures, respectively.

Effective January 1, 2002, all employees hired on or before January 1, 2002 who were eligible to participate in the Plan as of January 1, 2002 became 100 percent vested in their accounts. Employees hired after January 1, 2002 will be vested in the employer contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of Vesting Service	Percent Vested
Less than two years of Service	0%
Two years of Service	20%
Three years of Service	40%
Four years of Service	60%
Five years of Service	80%
Six or more years of Service	100%

Investment Options Participants are allowed to change their investment options 26 times per year. Participants have the option to invest up to 100 percent of their contributions, in 1 percent increments, in any of the six investment options listed below:

Weyerhaeuser Company Common Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund

The information related to the Weyerhaeuser Company Common Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and non-participant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be non-participant directed for purposes of this disclosure.

Effective January 1, 2002, the Vanguard Prime Money Market Fund and the Vanguard Total Bond Fund were added as investment options under the Plan.

Reallocation of Funds Participants are allowed to reallocate funds twice each month effective any working day of the month. Participants have the option to reallocate balances among any of the six investment options. Effective January 1, 2002, participants are allowed to reallocate their account balances on a daily basis.

Valuation Frequency Account balances are valued on a daily basis.

Payment of Benefits If a participant has not separated from service, participant contributions may be withdrawn only after age 59-1/2 or upon financial hardship. Employer matching contributions may be withdrawn either two full calendar years after the year of the contribution or after five years of service, to the extent vested.

Participants who have separated from service and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at less than $5,000 must take a distribution of their entire interest in the Plan at the time of separation. The non-vested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

Expenses of the Plan The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

B. Summary of Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Participation in the Master Trust and Unit Accounting All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. The Master Trust and the Plan use unit accounting.

Investment Valuation and Interest in the Master Trust at Fair Value The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Income Recognition and Net Investment Income from the Master Trust Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income of the Master Trust as presented in Note H is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

Investment Risk The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits Benefits are recorded when paid.

C. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

D. Tax Status

A ruling has been obtained from the IRS stating that the Plan as amended effective January 1, 1996 qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

E. Plan Transfers

When a participant's eligibility to participate in one plan transfers to another within the Master Trust, assets are transferred to/from the affected plans.

F. Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs) (the Contracts) are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cashflow protection at stated interest rates. The value of the synthetic GICs held in the Master Trust is comprised of the wrappers, bonds and common commingled trust funds totaling $(3.6) million, $25.5 million and $184.3 million as of December 31, 2001 and $3.3 million, $53.3 million and $109.8 million as of December 31, 2000, respectively.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts for the year ended December 31, 2001 and 2000 was 5.4 percent and 6.2 percent, respectively. The aggregate interest rate for the Contracts as of December 31, 2001 and 2000 was 5.3 percent and 6.3 percent, respectively. The difference between contract and fair values of the contracts was approximately $8.9 million and $4.3 million as of December 31, 2001 and 2000, respectively.

G. Subsequent Event

Effective January 1, 2002, the portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund was converted to an Employee Stock Ownership Plan. Employees may elect to have any dividends due them reinvested in their account or paid in cash.

H. Master Trust

At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 0.29 percent and 0.27 percent, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2001 and 2000 and the investment income for the year ended December 31, 2001:

Dollar amounts in thousands	2001	2000
Investments:		
Investments in shares of registered investment company funds and company stock at fair value		
Weyerhaeuser Company Common Stock Fund (including cash equivalents of $2,302 and $2,179, respectively)	$ 563,800	$ 608,580
Vanguard 500 Index Fund	649,630	610,754
Vanguard Extended Market Index Fund	120,783	129,354
Vanguard Total International Stock Index Fund	20,716	24,800
Vanguard Wellesley Income Fund	202,160	86,006
Investments in Weyerhaeuser Stable Value Fund at contract value		
Traditional guaranteed investment contracts	183,149	110,544
Synthetic guaranteed investment contracts	206,162	166,468
Vanguard Prime Money Market Fund	59,438	26,279
Pending trades and other	(1,354)	1,248
Participant loans	1,817	5
Total investments	$ 2,006,301	$ 1,764,038
Investment Income (Loss):		
Net appreciation (depreciation) in fair value of investments		
Weyerhaeuser Company Common Stock Fund	$ 46,841	
Vanguard 500 Index Fund	(94,586)	
Vanguard Extended Market Index Fund	(17,190)	
Vanguard Total International Stock Index Fund	(5,392)	
Vanguard Wellesley Income Fund	(4,268)	
Dividend income	48,339	
Interest income	23,946	
Net investment loss	$ (2,310)	

Weyerhaeuser
The future is growing™

Corporate Headquarters
PO Box 9777
Federal Way WA 98063-9777
Tel (253) 924 2345

June 28, 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Weyerhaeuser Company 401(k) Plan

Dear Sirs:

Enclosed for filing pursuant to Section 15(d) of the Securities Exchange Act of 1934 are one signed and four conformed copies of Form 11-K Annual Report for the period from January 1, 2001 to December 31, 2001.

Sincerely,

Kim D. Eckroth

Kim D. Eckroth
Compliance Manager
Employee Benefits

Enclosures